Via Facsimile and U.S. Mail
Mail Stop 6010


August 22, 2005



Mr. William J. Davis
Chief Financial Officer
Allscripts Healthcare Solutions, Inc.
222 Merchandise Mart Plaza
Suite 2024
Chicago, IL  60654


Re:	Allscripts Healthcare Solutions, Inc.
	Form 10-K for the fiscal year ended December 31, 2004
	File No. 000-32085


Dear Mr. Davis:

      We have reviewed your filing and have the following comment. We have limited our review of your filing to those issues we have addressed in our comment. In our comment we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for fiscal year ended December 31, 2004 filed March 4,
2005

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies

Investment in Promissory Note and Minority Interest, page 50
1. Based upon the information provided, including footnote 6, it appears that you have a significant amount of influence over Medem,
Inc. As such, please provide management`s analysis as to why the cost basis of accounting is appropriate. Please cite specific GAAP literature relied upon to form management`s conclusion.

      Please respond to this comment within 10 business days of the date of this letter or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provides any requested information. Detailed letters greatly facilitate our review. You should file the letter on EDGAR under the form type label CORRESP.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include all information required under the Securities Exchange
Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comment, please provide, in your letter, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.
      You may contact Christine Allen, Staff Accountant, at (202) 551-3652 or Kevin Woody, Branch Chief, at (202) 551-3629 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

								Sincerely,



								Jim B. Rosenberg
Senior Assistant Chief Accountant
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Mr. William J. Davis
Allscripts Healthcare Solutions, Inc.
August 22, 2005
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